# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Evolus, Inc., CIK 0001570562
CUSIP: 30052C107
Title of class of securities: Common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 520 Newport Center Drive, Suite 1200, Newport Beach, California (CA), 92660
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001387131-21-003056
Filed by CIK 0001848514

## Reporting persons
- Medytox Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); sole voting power 2,136,449; shared voting power 0; sole dispositive power 2,136,449; shared dispositive power 0; aggregate amount beneficially owned 2,136,449 (3.4% of the class)
  Comment: Percent calculation based on a total of 63,321,493 shares of Common Stock outstanding as of November 1, 2024, as reported in the Issuer's Quarterly Report Form 10-Q filed on November 6, 2024.

## Item 1. Issuer
Name of issuer: Evolus, Inc.
Address of issuer's principal executive offices: 520 Newport Center Drive, Suite 1200, Newport Beach, CA, 92660

## Item 2. Person Filing
Name of person filing: Medytox Inc.
Address of principal business office or, if none, residence: 78 Gangni 1-gil Ochang-eup, Cheongwon-gu Cheongju-si, Chungcheongbuk-do 28126, Republic of Korea
Citizenship: Medytox Inc. is a company organized under the laws of the Republic of Korea

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,136,449
Percent of class: 3.4
Sole power to vote or to direct the vote: 2,136,449
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,136,449
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Medytox Inc.: /s/ Hyunho Jung, Hyunho Jung/CEO (02/06/2025)